INTERCONTINENTALEXCHANGE, INC.
October 4, 2007

Terence O’Brien, Branch Chief,
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	IntercontinentalExchange, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended March 31, 2007
File No. 001-32671
Dear Mr. O’Brien:
     We are in receipt of the letter, dated September 12, 2007, to Richard V. Spencer, former Senior Vice President and Chief Financial Officer of IntercontinentalExchange, Inc. (the “Company”), from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings.
     We have reviewed the comment and set forth our response below. To facilitate the staff’s review, the text of the comment is reproduced in bold immediately preceding our corresponding response. Additionally, the Company has also filed a copy of this letter as correspondence via EDGAR.
1.	We note your response to prior comment 4, which provides your basis for allocating all goodwill resulting from your NYBOT acquisition to your global OTC business segment. It is unclear how you determined that goodwill should not be assigned to your US futures business. Your basis that the goodwill allocation is consistent with how you evaluate segment performance internally is not consistent with paragraphs 34 and 35 of SFAS 142. Please tell us how you determined that the US futures business will not benefit from the synergies of the combination and how your allocation of goodwill complies with paragraphs 34 and 35 of SFAS 142. Also, explain your consideration of assigning goodwill to your other reporting units based on the objectives outlined in paragraph 35. Further tell us how you have allocated all other assets and liabilities from the NYBOT acquisition and how that allocation complies with paragraph 32 and 33 of SFAS 142.

Terence O’Brien, Esq.
Response:
The Company is not required to allocate goodwill to reportable business segments for its SFAS 131 disclosures in the same manner it is required to allocate goodwill to reporting units for impairment testing in accordance with paragraphs 34 and 35 of SFAS 142. As indicated in our prior response to comment 4 of your letter dated August 16, 2007, the Company has included the goodwill and the other intangible assets from the NYBOT acquisition in its global OTC business reportable segment solely for purposes of its SFAS 131 segment disclosure. The Company has included goodwill from the NYBOT acquisition in its global OTC business reportable segment and not its US futures business reportable segment because to do otherwise would be inconsistent with how the Company reports goodwill and uses it internally to evaluate segment performance and to decide how to allocate resources among segments. As this is the way it is reported internally in the Company’s business segments and provided to the Company’s chief operating decision maker, the Company reports it in the same manner in its business segment reporting footnote in its consolidated financial statements in accordance with SFAS 131.
Goodwill assigned to a reportable segment as required by SFAS 131 may or may not be included in the same reporting unit for purposes of impairment testing as required by SFAS 142. Paragraph B121 of SFAS 142 states that “for purposes of reporting information about assets by segment, entities are required by Statement 131 to include in reported segment assets only those assets that are included in the measure of the segment’s assets that is used by the chief operating decision maker. Thus, goodwill and other assets and liabilities may not be included in reported segment assets. This Statement does not require that goodwill and all other related assets and liabilities assigned to reporting units for purposes of testing goodwill for impairment be reflected in the entity’s reported segments. However, even though an asset may not be included in reported segment assets, the asset (or liability) should be allocated to a reporting unit for purposes of testing for impairment if it meets the criteria in paragraph 32 of this Statement.”
In the Company’s Quarterly Reports on Form 10-Q for the period ended March 31, 2007 and for the period ended June 30, 2007, the Company has indicated that it has not yet been determined which reporting unit the NYBOT goodwill will be included in for purposes of future impairment testing in accordance with SFAS 142. The Company is still evaluating which reporting unit(s) the NYBOT goodwill and the other assets and liabilities from the NYBOT acquisition will be included in and expects to have this determination finalized by December 31, 2007. The Company will disclose in its Annual Report on Form 10-K for the year ended December 31, 2007 which reporting unit(s) the NYBOT goodwill and other assets and liabilities will be included in and the Company will also provide a discussion on how this was determined. The Company currently expects that the majority of the NYBOT goodwill will be assigned to the NYBOT reporting unit under SFAS 142 guidance. However, the Company is still determining what portion, if any, of the NYBOT

Terence O’Brien, Esq.
goodwill should be assigned to the OTC reporting unit and the ICE Futures UK reporting unit under SFAS 142 guidance, which will depend primarily on the synergies associated with clearing and the synergies associated with OTC trading of the NYBOT products. All other assets and liabilities from the NYBOT acquisition will likely be assigned to the NYBOT reporting unit under SFAS 142 guidance as these assets will be employed in, or the liabilities relate to, the operations of the NYBOT reporting unit.
Consistent with the guidance provided in SFAS 131, as described above, the Company has determined that the NYBOT goodwill should be included in its global OTC business segment for segment reporting purposes because this is consistent with how it is reported internally to the Company’s chief operating decision maker. As described above, the Company will comply with paragraphs 34 and 35 of SFAS 142 in allocating the NYBOT goodwill to the appropriate reporting unit(s) for impairment testing purposes prior to the end of the year when the annual impairment testing is to be performed. The Company will also make it clear in future filings with the Commission that the NYBOT goodwill has been assigned to the global OTC business segment for SFAS 131 disclosure purposes and which reporting unit(s) the NYBOT goodwill has been assigned to for SFAS 142 impairment testing purposes.
* * * *
          In connection with our response to the staff’s comment, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terence O’Brien, Esq.
          If you have any questions about the foregoing, or if you would like to discuss further any of the matters raised in this response letter, please contact the undersigned at (770) 857-0374. Please also note that Richard V. Spencer no longer serves as the Company’s Chief Financial Officer. The undersigned is the current Chief Financial Officer.

Sincerely,
/s/ Scott A. Hill
Scott A. Hill
Senior Vice President, Chief Financial Officer

cc:	Melissa Rocha
(Securities and Exchange Commission)

Johnathan H. Short
Dean S. Mathison
Andrew J. Surdykowski
(IntercontinentalExchange, Inc.)

Catherine M. Clarkin
(Sullivan & Cromwell LLP)